Exhibit 99.1

Trina Solar Announces Receipt of a Preliminary Non-Binding Proposal
to Acquire the Company

CHANGZHOU, China, December 14, 2015 — Trina Solar Limited (“Trina Solar” or the “Company”) (NYSE: TSL), a global leader in photovoltaic (“PV”) modules, solutions, and services, today announced that its board of directors (the “Board”) has received a preliminary non-binding proposal letter, dated December 12, 2015, from Mr. Jifan Gao, Chairman and Chief Executive Officer of the Company, and Shanghai Xingsheng Equity Investment & Management Co., Ltd. (together with Mr. Jifan Gao, the “Buyer Group”), a subsidiary of Industrial Bank Co., Ltd. incorporated in the People’s Republic of China, to acquire all of the outstanding shares of the Company not owned by the Buyer Group, including ordinary shares represented by American depositary shares (the “ADSs”, each representing 50 ordinary shares), for $0.232 in cash per ordinary share, or $11.6 in cash per ADS, which represents a premium of approximately 21.5% above the closing price of the Company’s ADSs on December 11, 2015 and a premium of approximately 20.2% above the average closing price of the Company’s ADSs over the last 90 trading days. A copy of the proposal letter is attached hereto as Exhibit A.

The Board has formed a special committee consisting of two independent directors, Messrs. Sean Shao and Qian Zhao, to consider the proposal.

The Board, other than Mr. Jifan Gao, is reviewing and evaluating the proposal, and cautions its shareholders and others considering trading its securities that the Board has just received the proposal letter and has not had an opportunity to carefully review and evaluate the proposal yet, nor has the Board made any decision with respect to the Company’s response to the proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About Trina Solar Limited

Trina Solar Limited (NYSE: TSL) is a global leader in PV modules, solutions and services. Founded in 1997 as a PV system integrator, Trina Solar today drives smart energy together with installers, distributors, utilities and developers worldwide. The Company’s industry-leading position is based on innovation excellence, superior product quality, vertically integrated capabilities and environmental stewardship. For more information, please visit www.trinasolar.com.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “will,” “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. All statements, other than statements of historical fact, in this announcement are forward-looking statements.

These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For further information, please contact:

Trina Solar Limited	Christensen IR
Teresa Tan, CFO	Linda Bergkamp
Phone: +1 480 614 3014 (US)
Email: teresa.tan@trinasolar.com	Email: lbergkamp@ChristensenIR.com

Yvonne Young
Investor Relations Director
Phone: + (86) 519-8517-6878
(Changzhou)
Email: ir@trinasolar.com

1

Exhibit A
Preliminary Non-binding Proposal to Acquire Trina Solar Limited

December 12, 2015

The Board of Directors
Trina Solar Limited
No. 2 Tian He Road
Electronics Park, New District
Changzhou, Jiangsu 213031
People’s Republic of China

Dear Sirs:

I, Jifan Gao (“Mr. Gao”), Chairman and Chief Executive Officer of Trina Solar Limited. (the “Company”), together with Shanghai Xingsheng Equity Investment & Management Co., Ltd., a limited liability company organized under the laws of the People’s Republic of China and a subsidiary of Industrial Bank Co., Ltd. (“Industrial Bank”), a Chinese joint stock commercial bank (together with Mr. Gao, “we” or the “Buyer Group”), are pleased to submit this preliminary non-binding proposal to acquire all the outstanding ordinary shares (the “Shares”) of the Company not owned by the Buyer Group in a going-private transaction (the “Acquisition”).

We believe that our proposal of US$0.232 in cash per Share, or US$11.6 in cash per American Depositary share of the Company (“ADS”, each representing 50 Shares), will provide a very attractive opportunity to the Company’s shareholders. This price represents a premium of approximately 21.5% to the Company’s closing price on December 11, 2015 and a premium of approximately 20.2% to average closing price during the last 90 trading days.

The terms and conditions upon which the Buyer Group is prepared to pursue the Acquisition are set forth below. We are confident that we can consummate the Acquisition as outlined in this letter.

1.   Buyer.  We intend to form an acquisition vehicle for the purpose of implementing the Acquisition. The Acquisition will be in the form of a merger of the Company with the acquisition vehicle.

2.   Purchase Price.  Our proposed consideration payable for the Shares acquired in the Acquisition will be US$0.232 per Share, or US$11.6 per ADS, in cash.

3.   Financing.  We intend to finance the Acquisition with a combination of debt and equity capital, and expect definitive commitments for the required debt and equity funding, subject to terms and conditions set forth therein, to be in place when the Definitive Agreement (as defined below) are signed. We have engaged Industrial Bank to act as the Buyer Group’s financial advisor, and also to arrange the debt financing, and Industrial Bank has indicated that it is highly confident in its ability to underwrite this financing.

4.   Due Diligence.  Parties providing financing will require a timely opportunity to conduct customary due diligence on the Company. We would like to ask the board of directors of the Company to accommodate such due diligence request and approve the provision of confidential information relating to the Company and its business to possible sources of equity and debt financing subject to a customary form of confidentiality agreement.

5.  Definitive Agreements.  We have engaged Skadden, Arps, Slate, Meagher & Flom LLP as the Buyer Group’s U.S. legal counsel. We are prepared to negotiate and finalize definitive agreements (the “Definitive Agreements”) expeditiously. This proposal is subject to execution of the Definitive Agreements. These documents will include provisions typical for transactions of this type.

6.   Process.  We believe that the Acquisition will provide superior value to the Company’s shareholders. We recognize of course that the Board will evaluate the proposed Acquisition independently before it can make its determination whether to endorse it. In considering the proposed Acquisition, you should be aware that we are interested only in acquiring the outstanding Shares the Buyer Group does not already own, and that we do not intend to sell our stake in the Company to a third party.

7.   About Industrial Bank.  Founded in August 1988 and headquartered in Fuzhou, Fujian Province, Industrial Bank is one of the first group of joint-stock commercial banks approved by the State Council and the People’s Bank of China. On February 5, 2007, Industrial Bank was listed on Shanghai Stock Exchange (Stock Code: 601166) with registered capital amounting to RMB 19.052 billion. According to its publicly released 3rd Quarter report in 2015, by the end of September 30, 2015, the total assets of Industrial Bank were RMB 5.29 trillion, the shareholders’ equity was RMB 306 billion, and the net profits attributable to shareholders were RMB 41.221 billion.

8.   Confidentiality.  We are sure you will agree with us that it is in all of our interests to ensure that we proceed our discussions with respect to the Acquisition in a confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements or terminated our discussions.

9.   No Binding Commitment.  This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to the Acquisition. Such a commitment will result only from the execution of Definitive Agreements, and then will be on the terms provided in such documentation.

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In closing, we would like to express our commitment to working together with you to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us. We look forward to speaking with you.

Sincerely,

By:	/s/ Jifan Gao
Jifan Gao

Shanghai Xingsheng Equity Investment &
Management Co., Ltd.

/s/ [Company chop is affixed]